July 23, 2019

Everett Dickson
Chief Executive Officer
Aureus Inc.
1170 Peachtree Street, Suite 1200
Atlanta, GA 30309

       Re: Aureus Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed July 18, 2019
           File No. 024-11008

Dear Mr. Dickson:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2019 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Risk Factors, page 5

1. We note you deleted risk factor disclosure regarding the voting rights of your common stock and the Preferred Stock previously included in response to comment 1 to our letter dated June 20, 2019. Please revise to restore your risk factor which describes the voting rights of your securities and to clarify that your Preferred Stock shall represent 66 2/3% of all votes entitled to be voted at any annual or special meeting of shareholders and that all such shares are held by Everett Dickson, the company's President.
Use of Proceeds, page 14

2. We note you have deleted the description of the material terms of the bank debt you
 Everett Dickson
Aureus Inc.
July 23, 2019
Page 2
         intend to discharge with the proceeds from this offering that is required pursuant to
         Instruction 6 to Item 6 of Form 1-A. Refer to comment 2 to our letter dated June 20, 2019 and revise your disclosure accordingly.
Business, page 21

3. Your response to prior comment 2 states that the Yuengling transaction has closed and that you have filed all relevant documents. However, your disclosure on page 22 that the
         Yuengling assets "will be" placed in a subsidiary of Aureus and that you "may remit addition[al] principal to the Company prior to the Closing Date" indicates that the transaction has not closed. Please revise your disclosure to clarify the material terms and status of your acquisition agreement with Yuengling Ice Cream Corp. and file an executed version of this agreement.
       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Loan Lauren P. Nguyen, Legal Branch Chief, at
(202) 551-3642
with any other questions.



FirstName LastNameEverett Dickson                             Sincerely,
Comapany NameAureus Inc.
                                                              Division of
Corporation Finance
July 23, 2019 Page 2                                          Office of Natural
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